Exhibit 99.12

F3 Uranium and F4 Uranium Announce Completion of Arrangement

Kelowna, British Columbia--(Newsfile Corp. - August 16, 2024) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3”) and F4 Uranium Corp. (“F4”) are pleased to announce that they have completed the previously announced plan of arrangement under the Canada Business Corporations Act (the “Arrangement”), effective as at 12:01 a.m. (Vancouver time) on August 15, 2024 (the “Effective Date”). F3 obtained a final order from the Supreme Court of British Columbia dated August 13, 2024 approving the Arrangement. The Arrangement was previously approved by shareholders of F3 at a special meeting on August 8, 2024.

Pursuant to the Arrangement, the holders of common shares of F3 were entitled to receive at the Effective Date, in exchange for each common share of F3 held at the close of business the day before the Effective Date (i) one new common share of F3; and (ii) one-tenth of a F4 share. All outstanding options, warrants and restricted share units of F3 were adjusted in accordance with the terms of the plan of arrangement as set forth in greater detail in F3’s management information circular dated June 28, 2024.

About F3 Uranium Corp.:

F3 is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the project, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties. The Broach property incorporates the PW property which F3 obtained from CanAlaska as the result of a property swap.

About F4 Uranium Corp.:

F4 is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home to some of the world’s largest high grade uranium discoveries. F4 Uranium currently has 17 projects in the Athabasca Basin, several of which are near large uranium discoveries including Triple R, Arrow and Hurricane. F4 has entered into option agreements on several of the properties which call for the incoming parties to make cash payments and issue shares to F4 as well as to incur exploration expenditures on the properties in which they have been granted the option to earn an interest.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of F3 and F4 based on information currently available to them. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by F3 and F4 with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and F3 and F4 undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this news release, and does not accept responsibility for the adequacy or accuracy of this news release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

F4 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: info@f4uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

F3 Uranium Corp.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/220180